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                                                                      EXHIBIT 14




                             [Pennzoil Letterhead]




                                                                   June 30, 1997




Mr. Stephen D. Chesebro'
Pennzoil Company
700 Milam
33rd Floor, North Tower
Houston, Texas  77002

Dear Mr. Chesebro':

              You and Pennzoil Company have previously entered into an Employment Agreement dated as of February 10, 1997. The purpose of this letter agreement is to amend the Employment Agreement to clarify both parties' intent if your employment is terminated following a Change in Control of the Company, as defined below. Capitalized terms used herein shall have the same meaning as ascribed in the Employment Agreement, unless otherwise specified herein.

              For purposes of this letter agreement, a Change in Control of the Company shall conclusively be deemed to have occurred (i) if the Board of Directors of the Company determines by resolution that a change in control which has the reasonable likelihood of depriving key employees of benefits they otherwise would have earned, by depriving key employees of the opportunity to fulfill applicable service and age prerequisites to benefits or otherwise has occurred, or (ii) upon the occurrence of an event specified for such purposes as a change in control which has the reasonable likelihood of depriving key employees of benefits they otherwise would have earned, by depriving key employees of the opportunity to fulfill applicable service and age prerequisites to benefits or otherwise, by resolution of the Board of Directors adopted not more than 60 days prior to the occurrence of such event. The Effective Date of a Change in Control shall be (x) in the case of such a Change in Control described as specified in clause (i) of the preceding sentence, the date (not more than 30 days prior to the date on which the Board of Directors makes the determination) the Board of Directors determines as the date on which the Change in Control has occurred, or (y) in the case of such a Change in Control determined as specified in clause (ii) of the preceding sentence, the date of occurrence of the event specified by the Board of Directors as constituting such Change in Control.
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                                        2                          June 30, 1997




              If your employment with the Company is terminated for any reason following the Effective Date of a Change in Control, for purposes of the Employment Agreement such a termination will be treated as by the Company for other than Due Cause and you shall be entitled to the payments and other amounts set forth in Paragraph 13(d) of the Employment Agreement.

              Please sign in the space provided below and this letter agreement shall constitute an amendment to your Employment Agreement, effective as of the date of your execution hereof.


                                                   PENNZOIL COMPANY



                                                   By: /s/ JAMES L. PATE
                                                      --------------------------
                                                       James L. Pate
                                                       Chairman of the Board
                                                       Chief Executive Officer

Accepted and agreed to this 30th day of
June, 1997.

/s/ STEPHEN D. CHESEBRO'
------------------------------
Stephen D. Chesebro'